INVEST IN **GREENWATER MARINE SCIENCES OFFSHORE INC.**

We supply affordable oceanographic research vessels to the science community


GMSO

gmsoresearchvessels.com Arlington VA

Technology | Science | Social Impact | PBC and B Corps | Sustainability

LEAD INVESTOR



David Kennedy

During my time as Deputy Under Secretary for Operations at the National Oceanic and Atmospheric Administration, it became clear that there was a real shortage of mid sized and smaller research vessels. The large vessels are very expensive and competition and complexity of multi disciple missions restrict the ability of many scientists to secure time on them. Captain Miller served on the big research ships and has gained an intimate knowledge of these issues. He has done his research and it is clear that the demand is there for these smaller vessels. Understanding the changing climate in our oceans is critical and providing new platforms to conduct the research is essential. Join me in investing and supporting our oceans!

Invested $50,000 this round

Learn about Lead Investors

Highlights

1. 💪 GMSO's team is highly qualified to address the lack of efficient research vessels in the nation.
2. ✅ We're the first nationwide private research vessel provider for ocean sciences, not oil or gas.
3. 🏊 We enable more scientists to get out to sea to conduct research on climate, ocean plastics, etc.
4. 👩‍🔬 This is your chance to have a meaningful impact on climate studies and ocean sciences.
5. Investor perks give you the chance to participate in the science.

Our Team



G Mark Miller Founder and CEO

Commander Miller directed, managed, and operated small and large research vessels during a distinguished 20+ year tenure as a uniformed officer in the National Oceanic and Atmospheric Administration (NOAA), from which he retired in 2019.

80% of proposed ocean science research projects are not happening due to the massive cost and limited availability of research vessels, which are mostly large ships. Few smaller vessels are available at affordable rates to meet the basic needs of the majority of science at sea. Science essential to understanding our changing

80% of proposed ocean science research projects are not happening due to the massive cost and limited availability of research vessels, which are mostly large ships. Few smaller vessels are available at affordable rates to meet the basic needs of the majority of science at sea. Science essential to understanding our changing oceans and climate.



David Kennedy Board of Directors

David Kennedy has 50+ years of leadership in science and development of legislation/national initiatives. He served as NOAA Deputy Under Secretary for Ops (COO) and is a national expert in emergency pollution response and arctic research.

Anne Beaumont Board of Directors



Anne Beaumont Board of Directors

Anne Beaumont is a partner in the NY law firm Friedman Kaplan Seiler & Adelman LLP, focusing on financial services litigation. She is a volunteer crew member at the South Street Seaport Museum and sails extensively on traditional sailing vessels.



Tim Gallaudet Board of Advisors

Dr. Gallaudet has 30+ years of sea-going experience in oceanographic research. He served as Acting NOAA Administrator (2017-2019) after a successful 32 year career in the US Navy, culminating in the role of Oceanographer of the Navy.



Sandra Stosz Board of Advisors

Vice Admiral Sandy Stosz, USCG (Ret.) brings leadership lessons from being the first woman in many strategic roles throughout her 40+ year career, including 12 years at sea, leading the USCG Academy and as Deputy Commandant for Mission Support.



Suzanne Garrett Administrative Officer

Suzanne Garrett is an expert in program management and stakeholder engagement to advance science-informed ocean policy and management. Suzanne earned her Master's degree in Marine Affairs at the University of Miami RSMAS.



Taylor Roberts CFO

Taylor Roberts brings start-up expertise from 15+ years in Financial Planning and Analysis, Corporate Strategy, Financial Ops, and HR at tech companies - with success in leading acquisitions, and a passion for tying performance to financial metrics.



Captain Jennifer Haddock Director, Marine Operations

Captain Haddock serves as Assistant Professor at Maine Maritime Academy. She holds a M.A. from U of Rhode Island and a USCG 1600 GT Captains License. She has worked with Sea Education Association and Outward Bound as Captain and in management.



Jim Burkitt Science Liaison

Jim is a marine science technician with ten+ years of field operations in oceanography, fisheries and hydro. He holds a USCG Captains License, MS Biology, and professional certifications in laboratory safety and scientific data acquisition systems.



Kevin Rourke Director, Special Projects

Kevin Rourke is a US Army Special Forces veteran, Explorer's Club member, and avid sailor with a focus on sustainable science operations at sea. He recently traveled to Ukraine to evacuate elderly citizens and children to safety.



Debra Hoopes Finance Advisor

Deb has more than 25 years' senior executive experience as a chief financial officer and chief operating officer with both international privately and publicly held organizations ranging in size from start-up to $1B in revenues.

Pitch



Greenwater Marine Sciences Offshore
Advancing Science at Sea
GMSO
This information is not a prospectus, is not an offer to sell securities, and is not soliciting an offer to buy securities. This preliminary information is solely to assess interest from accredited investors in a potential offer of securities, the terms of which are set forth in a Confidential Offering Memorandum. Please refer to the Confidential Offering Memorandum which includes the important legal and financial information concerning the company.

Our mission:
help ensure that essential ocean research can be achieved by expanding ocean research opportunities for all.

The problem:

Ocean research is critical to combat climate change

but...

Science isn't getting done. There is a lack of suitable vessels available to meet the research demand for exploration at sea.



GMSO offers turn-key operations with technical and scientific expertise:

Small Research Vessels at attractive charter rates.

Professionally licensed and scientifically trained crew.

Fleet of Small Oceanographic Research Vessels

Flexible, adaptable, environmentally considerate, cost effective, and timely.
Allowing access to a much larger ocean caring community.



Sailing/Expedition Vessel
Length: 60' Beam: 23' Draft: 6.5'
5 cabins, 5 heads / showers
Current location: Philippines
List Price: US$210,000

Ex-North Atlantic Trawler Dive Vessel
Length: 87' Beam: 26' Draft: 11'
14 berths / 11 heads/showers
Current location: Phuket, Thailand
List Price: US$1,100,000

2013 Ocean Voyager
Length: 90' Beam: 23' Draft: 9'
15 berths, 5 heads / showers
Current location: Fairhaven, MA
List Price: US$1,200,000

Ex-Hydrographic Research/Expedition Vessel
Length: 90' Beam: 20' Draft: 9'
10 berths / 4 cabins
Current location: Northern Europe
List Price: approx. US$450,000

These are sample vessels, which are currently or were recently for sale and are illustrative of the types of existing vessels GMSO might consider acquiring and adapting.

Long Term Plan: Solar Powered Research Vessels





Operations



The market opportunity is as vast as the ocean

NOAA and University (UNOLS) **fleets cannot meet demand (85-90% go unfulfilled!)**.

- **NOAA is unable to procure ships** quickly - limited supply of boats, slow government contracting, limited budget, politics, etc.

- Commercial charter vessel **options are limited** for coastal science requirements, i.e. limited to one-off owner-operated fishing vessels, or industrial (oil field) support vessels.

- Current charter platforms are **often too large and too expensive** for highly-focused and limit funded single principal investigator projects in coastal and nearshore waters.

NGOs (Oceana and Blue Ocean Watch), private companies (Fugro), and other environmental groups have reached out to GMSO citing the lack of viable at-sea platform options.

EPA and Smithsonian Institution have confirmed that they cannot find capable cost-effective small research vessels in the Southeast US and Caribbean.

Why now?

- **Climate change** has critical URGENCY for ESG Investors.

- The United Nations has proclaimed the 2020s as the *"Decade of Ocean Science for Sustainable Development."*

- The **Ocean-Based Climate Solutions Act** introduced in 2020 is seeking to mitigate the impacts of climate change on oceans.

- One of President Biden's first Executive Orders (January 2021) was on **Tackling the Climate Crisis**, which will expand opportunities and federal funding for ocean science research.

GMSO's value proposition for the US research community:

- Operates as a **benefit corporation**.

- **Optimized** to serve market demands faster, more ably, and with greater efficiencies.

- Provides **ships based on the needs** of research projects.

- **Pricing** permits smaller-budgeted scientists to do research at sea.

- Enhances NGO **science** capabilities.

GMSO's strategy for growth

Phase 2

Phase 3
Optimize fleet and achieve scale.

Phase 1

Design and build



Phase 1
Acquire & refit existing vessels.

- Speed to market.
- Optimize revenue generation.

Design and build specialized vessels.

- Partner with universities to design highly efficient vessels.
- Expand to new use cases.
- Expand revenue generation.

- Additional markets – developing nations and Arctic.
- Rapidly growing autonomous / uncrewed vehicles.
- Achieve scale, optimize revenue and profitability.

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Commander Miller's Experience.



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Market Survey: Where does your science take you?

24 responses (A fraction of the demand)
- 3,105 – 3,335 requested days at sea (DAS)
  - Includes NOAA 2,000 DAS
  - Requests range 8 - 12 to 100 - 200 DAS
- Types of studies
  - Benthic surveys
  - Megafauna surveys
  - Fish surveys
  - Dive operations
  - AUVs/ROVs

These expeditions would conduct science needed for sustainable development and informed ocean policy and management



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5 reasons to invest.

01 FULFILL AN URGENT UNMET NEED
Potential contracts are waiting for GMSO's small research vessels to launch.

02 CAPITALIZE ON ESG TAILWINDS
Enable much-needed ocean science and climate research to accelerate.

03 EXPERIENCED MANAGEMENT TEAM
GMSO's team is highly qualified to address the lack of efficient research vessels.

04 ATTRACTIVE UNIT ECONOMICS
Self-sufficient with revenue generation to fund future growth after initial capital investments.

05 CONTRIBUTE TO CLIMATE ACTION
Investors can be part of the team and are invited to have an active role in ocean science.

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Contribute to global climate action



Planned Public Benefits

Opportunities to be an active observer during research projects.

Track vessels and real-time updates on the science being conducted on GMSO's vessels.

Help diversify the marine science and maritime professions.

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Thank you.

www.gmsoresearchvessels.com
g.mark.miller@gmsoresearchvessels.com